The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 26, 2006

Pricing Supplement No. 2006 - MTNAA028 Dated February     , 2006

(To Prospectus Dated May 3, 2005 and Prospectus Supplement Dated June 1, 2005)

Rule 424(b) (3)            File Nos. 333-122925 & 333-122925-01

$       principal amount

Citigroup Funding Inc.

Medium-Term Notes, Series A

Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc.

Callable Range Accrual Notes Due 2011

•	The notes bear interest at the rate of % per annum, from and including February , 2006 to but excluding February , 2007. Unless otherwise called by us, from and including February , 2007 to but excluding the maturity date, the notes will bear interest at the rate of % per annum on each calendar day when the floating interest rate commonly referred to as “three-month U.S. dollar LIBOR” is determined to be greater than zero and less than or equal to %. On each calendar day on which three-month U.S. dollar LIBOR is determined to be zero or greater than %, no interest will accrue on the notes. Interest on the notes is payable quarterly on each February , May , August and November , beginning on May , 2006 and ending on the maturity date.

•	If not previously called by us, the notes will mature on February , 2011. At maturity you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•	We may call the notes, in whole and not in part, for mandatory redemption on each interest payment date on or after February , 2007, upon not less than thirty business days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

•	We will not apply to list the notes on any exchange.

Investing in the Notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

Citigroup Global Markets Inc. will purchase the notes at a price of $1,000 per note. The notes are expected to be sold to the public in one or more transactions at market prices prevailing at the time of sale or at prices otherwise negotiated.

The underwriter expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company on February     , 2006.

Citigroup

To the extent the offer of any notes is made in any Member State of the European Economic Area that has implemented the European Council Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home Member State under such Directive, the “Prospectus Directive”) before the date of publication of a valid prospectus in relation to the notes which has been approved by the competent authority in that Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Citigroup Funding Inc. to publish a prospectus pursuant to the Prospectus Directive.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

The underwriter has agreed that it will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, in or from any jurisdiction, except when to the best knowledge and belief of the underwriter it is permitted under applicable laws and regulations. In so doing, the underwriter will not impose any additional obligations on Citigroup Funding Inc.

The underwriter has represented and agreed that:

•	in relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (“Relevant Implementation Date”) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to Citigroup Funding or Citigroup;

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom; and

•	it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Client accounts over which Citigroup or its affiliates have investment discretion are not permitted to purchase the notes, either directly or indirectly.

SUMMARY INFORMATION — Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Callable Range Accrual Notes due 2011. You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should, in particular, carefully review the section entitled “Risk Factors Relating to the Notes,” which highlights a number of risks, to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The notes mature on February     , 2011, unless they are previously called by us.

You may transfer the notes only in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes — Book-Entry Notes” in this pricing supplement, “Description of the Notes — Book-Entry System” in the prospectus supplement and the section “Book-Entry Procedures and Settlement” in the prospectus.

Will I Receive Interest on the Notes?

We will pay interest in cash quarterly on each February     , May     , August      and November     , commencing on May     , 2006 and ending February     , 2011. We refer to each of these quarterly payment dates as an interest payment date and each three-month period from and including an interest payment date to and including the day immediately preceding the next interest payment date, maturity or any earlier date upon which the notes are redeemed as an interest calculation period.

The notes bear interest at the rate of     % per annum from and including February     , 2006 to but excluding February     , 2007.

Unless the notes are otherwise called by us, the interest rate for each interest calculation period from and including February     , 2007 to but excluding maturity will equal (a) the product of (x)     % per annum and (y) number of accrual days in the interest calculation period divided by (b) the number of calendar days in the interest calculation period. An accrual day is any calendar day in an interest calculation period on which three-month U.S. dollar LIBOR is determined to be greater than zero and less than or equal to     %. No interest will accrue on the notes on any calendar day on which three-month U.S. dollar LIBOR is determined to be zero or greater than     %. As a result, interest payments could be zero beginning February     , 2007.

The structure of the interest payments on the notes differs from notes that bear interest at a fixed rate and notes that bear interest at a rate directly related to three-month U.S. dollar LIBOR or another index. You should understand how the interest rate calculations work before you invest in the notes. You can find more information in the section “Description of the Notes — Interest” in this pricing supplement.

Interest Accrual—Hypothetical Examples

The table below presents examples of hypothetical quarterly interest accrued on the notes based on the total number of accrual days occurring during an interest calculation period beginning on February     , 2007. The table assumes that an interest calculation period contains ninety calendar days and that the notes bear an interest rate of 6.00% per annum.

The example below is for purposes of illustration only and would provide different results if different assumptions were applied. The actual quarterly interest payment will depend on the actual number of accrual days in each interest calculation period and the actual interest rate. Historical values for three-month U.S. dollar LIBOR are included in this pricing supplement under “Historical Data on Three-Month U.S. Dollar LIBOR.”

Total Accrual Days During Interest Calculation Period	Hypothetical Quarterly Interest Rate Accrued	Hypothetical Quarterly Interest Payment per $1,000
0	0.00%	$ 0.00
10	0.67%	$ 6.70
20	1.33%	$13.30
30	2.00%	$20.00
40	2.67%	$26.70
50	3.33%	$33.30
60	4.00%	$40.00
70	4.67%	$46.70
80	5.33%	$53.30
90	6.00%	$60.00

What Will I Receive at Maturity of the Notes?

At maturity, unless your notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if Citigroup Funding Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on each interest payment date on or after February     , 2007, upon not less than thirty business days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of notes you then hold, plus any accrued and unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will only receive 100% of the principal amount of your notes if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed to receive the full principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

How Has Three-Month U.S. Dollar LIBOR Performed Historically?

We have provided a table showing the historical performance of three-month U.S. dollar LIBOR since 2000. You can find this table in the section “Historical Data on Three-Month U.S. Dollar LIBOR” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of three-month U.S. dollar LIBOR in recent years. However, past performance is not necessarily indicative of how three-month U.S. dollar LIBOR will perform in the future.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws (“ERISA-Type Plans”) will not be permitted to purchase or hold the notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes, provided that each such plan will by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the notes. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

What Are the Tax Consequences of Investing in the Notes?

Payments of stated interest on the notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the note for more than one year at the time of disposition.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

Citigroup’s consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the nine months ended September 30, 2005 and each of the five most recent fiscal years are as follows:

	Nine Months Ended September 30, 2005	Year Ended December 31,
		2004	2003	2002	2001	2000
Ratio of income to fixed charges (excluding interest on deposits)	2.34x	2.65x	3.42x	2.52x	1.93x	1.76x
Ratio of income to fixed charges (including interest on deposits)	1.85x	2.01x	2.43x	1.90x	1.59x	1.49x
Ratio of income to combined fixed charges including preferred stock dividends (excluding interest on deposits)	2.33x	2.63x	3.39x	2.50x	1.92x	1.75x
Ratio of income to combined fixed charges including preferred stock dividends (including interest on deposits)	1.84x	2.00x	2.41x	1.89x	1.58x	1.48x

What Is the Role of Citigroup Funding’s and Citigroup’s Affiliates, Citigroup Global Markets Inc. and Citibank, N.A.?

Our affiliate, Citigroup Global Markets Inc., is the agent for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates currently intends, but is not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution” in the accompanying prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citibank, N.A., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citibank, N.A. as calculation agent and you as a holder of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, filed by Citigroup with the Securities and Exchange Commission, or SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference: (i) Annual Report on Form 10-K for the year ended December 31, 2004, (ii) Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures), (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005, (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 21, 2005, January 24, 2005, February 4, 2005, February 11, 2005, February 22, 2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005, June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June 30, 2005, July 1, 2005, July 14, 2005, July 19, 2005, July 28, 2005, August 1, 2005, August 3, 2005, August 25, 2005, August 26, 2005, August 30, 2005, September 14, 2005, September 20, 2005, September 28, 2005, September 29, 2005, September 30, 2005, October 7, 2005, October 20, 2005, October 25, 2005, October 27, 2005, October 28, 2005, November 1, 2005, November 30, 2005, December 1, 2005, December 13, 2005, December 23, 2005, December 27, 2005 and January 13, 2006 and (v) portions of the Current Report on Form 8-K filed on January 20, 2006 “filed” for purposes of the Securities Exchange Act of 1934.

You should refer to “Prospectus Summary — Where You Can Find More Information” in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC’s home page on the worldwide web on the internet at http://www.sec.gov.

RISK FACTORS RELATING TO THE NOTES

An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, among other things, fluctuations in the level of three-month U.S. dollar LIBOR, and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Is Uncertain

Three-month U.S. dollar LIBOR is a floating rate. Beginning on February     , 2007, you will not earn interest on any day on which three-month U.S. dollar LIBOR is zero or is greater than     %. For every day during an interest calculation period on which three-month U.S. dollar LIBOR is zero or is greater than     %, the applicable interest rate for that interest calculation period will be reduced, and if three-month U.S. dollar LIBOR remains at zero or above     % for an entire interest calculation period, the applicable interest rate for that interest calculation period will be zero.

The Notes Are Subject to Being Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes

We may call all of the notes on any interest payment date on or after February     , 2007. In the event that we call the notes, you will receive only the principal amount of your investment in the notes and any accrued and unpaid interest to and including the call date. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original maturity date of the notes.

The Level of U.S. Dollar LIBOR Will Affect Our Decision to Call the Notes

It is more likely we will call the notes prior to their maturity date if the level of three-month U.S. dollar LIBOR is low, resulting in quarterly interest payments on the notes in an amount greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Funding of comparable maturity. If we call the notes prior to their maturity date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The Yield on the Notes May Be Lower Than the Yield On a Standard Debt Security of Comparable Maturity

From and including February     , 2007, the notes bear interest at the rate of     % per annum on each calendar day when three-month U.S. dollar LIBOR is determined to be greater than zero and less than or equal to     %. As a result, if three-month U.S. dollar LIBOR remains at zero or above     % for a substantial number of days during an interest calculation period, the effective yield on your notes for such interest calculation period will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in the secondary market will be affected by supply of and demand for the notes, the level of three-month U.S. dollar LIBOR and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

The Level of Three-Month U.S. Dollar LIBOR.    We expect that the market value of the notes at any time may be affected by changes in the level of three-month U.S. dollar LIBOR. For example, an increase in the level of three-month U.S. dollar LIBOR could cause a decrease in the market value of the notes because no interest will be payable on the notes if three-month U.S. dollar LIBOR is greater than     %. Conversely, a decrease in the

level of three-month U.S. dollar LIBOR may cause an increase in the market value of the notes because interest will be payable. However, if the level of three-month U.S. dollar LIBOR decreases and remains low, the likelihood of the notes being called would increase.

The level of three-month U.S. dollar LIBOR will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular. Citigroup Funding’s issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the level of three-month U.S. dollar LIBOR.

Volatility of Three Month U.S. Dollar LIBOR.    Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of three month U.S. dollar LIBOR increases, the market value of the notes may decrease.

Call Feature.    Our ability to call the notes prior to their maturity date is likely to limit their value. We believe that if we did not have the right to call the notes, their value could be significantly different.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as a decrease in the level of three-month U.S. dollar LIBOR.

In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the notes of a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

The Historical Performance of Three-Month U.S. Dollar LIBOR Is Not an Indication of the Future Performance of Three-Month U.S. Dollar LIBOR

The historical performance of three-month U.S. dollar LIBOR, which is included in this pricing supplement, should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR during the term of the notes. Changes in the level of three-month U.S. dollar LIBOR will affect the trading price of the notes, but it is impossible to predict whether the level of three-month U.S. dollar LIBOR will rise or fall.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Citibank, N.A. Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citibank, N.A., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citibank, N.A.’s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

DESCRIPTION OF THE NOTES

General

The description in this pricing supplement of the particular terms of the Callable Range Accrual Notes Due 2011 (the “Notes”) supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered Notes set forth in the accompanying prospectus and prospectus supplement.

Interest

Interest on the Notes will be payable quarterly on February     , May     , August      and November      of each year, starting on May     , 2006 and ending on February     , 2011, each an “Interest Payment Date.” Each three-month period from and including an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date, maturity or any earlier date upon which the Notes are redeemed is an “Interest Calculation Period.”

The Notes will bear interest at a fixed rate equal to     % per annum, from and including February     , 2006 to but excluding February     , 2007. During each of these Interest Calculation Periods interest will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Unless the Notes are otherwise called by us, the interest rate for each Interest Calculation Period from February     , 2007 to maturity will equal (a) the product of (x)     % per annum and (y) number of Accrual Days in the Interest Calculation Period divided by (b) the number of calendar days in the Interest Calculation Period. An “Accrual Day” is any calendar day in an Interest Calculation Period on which three-month U.S. dollar LIBOR is determined to be greater than zero and less than or equal to     %, as described in detail below in “—Determination of Three-Month U.S. Dollar LIBOR.” No interest will accrue on the Notes on any calendar day that is not an Accrual Day.

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and in London, England are authorized or obligated by law or executive order to close.

Determination of Three-Month U.S. Dollar LIBOR

For purposes of determining whether any calendar day in an Interest Calculation Period from February     , 2007 to maturity is an Accrual Day, three-month U.S. dollar LIBOR will equal the rate for three-month U.S. dollar LIBOR appearing on Telerate 3750 (or any successor page as determined by the calculation agent) at 11:00 am (London time) on such calendar day or, in the case of a calendar day that is not a London Business Day, the three-month U.S. dollar LIBOR rate appearing on Telerate 3750 (or any successor page as determined by the calculation agent) at 11:00 am (London time) on the London Business Day immediately preceding such calendar day; provided, however that for each calendar day beginning on the fourth London Business Day immediately preceding any Interest Payment Date, the three-month U.S. dollar LIBOR rate will be the three-month U.S. dollar LIBOR rate appearing on Telerate 3750 (or any successor page as determined by the calculation agent) at 11:00 am (London time) on the fifth London Business Day prior to that Interest Payment Date.

If a rate for three-month U.S. dollar LIBOR is not published on Telerate 3750 (or any successor page as determined by the calculation agent) on any London Business Day on which the rate for three-month U.S. dollar LIBOR is required, then the calculation agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of three months, as of 11:00 am (London time) on such London Business Day. If at least two such quotations are so provided, three-month U.S. dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of three months, as of approximately 11:00 am (New York City time) on such London Business Day. If at least two such rates are so provided, three-month U.S. dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then three-month U.S. dollar LIBOR will be three-month U.S. dollar LIBOR in effect on the immediately preceding London Business Day.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

Payment at Maturity

At maturity, unless your Notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on each interest payment date on or after February     , 2007, upon not less than thirty Business Days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus accrued and unpaid interest.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Book-Entry Notes

Book-Entry Notes; The Depository Trust Company

Except in limited circumstances, all Notes will be book-entry Notes. This means that the actual purchasers of the Notes will not be entitled to have the Notes registered in their names and will not be entitled to receive physical delivery of the Notes in definitive (paper) form. Instead, upon issuance, all the Notes will be represented by one or more fully registered global Notes.

Each global note will be deposited with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC’s nominee, Cede & Co. No global note representing book-entry Notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the Notes and will be considered the sole representative of the beneficial owners of the Notes for purposes of the indenture.

The registration of the global Notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their Notes in definitive form. These laws may impair the ability of holders to transfer book-entry Notes.

Purchasers of Notes may hold interests in the global Notes only through DTC, if they are participants in such system. Purchasers may also hold interests indirectly through securities intermediaries — such as banks, brokerage houses and other institutions that maintain securities accounts for customers — that have accounts with DTC or its nominee (“participants”). Purchasers of Notes can hold interests in the global Notes only through Clearstream International, or through Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in these systems or indirectly through organizations that are participants in these systems.

Because DTC will be the only registered owner of the global Notes, Clearstream and Euroclear will hold positions through their respective U.S. depositaries, which in turn will hold positions on the books of DTC. Citibank, N.A. will act as U.S. depositary for Clearstream, and JPMorgan Chase Bank will act as U.S. depositary for Euroclear. For information on how accounts of ownership of Notes held through DTC are recorded, please refer to “Description of the Notes — Book-Entry System” in the prospectus supplement and “Book-Entry Procedures and Settlement” in the prospectus.

Citigroup Funding, Citigroup, the trustee and all of their agents will not be liable for the accuracy of, or responsible for maintaining, supervising or reviewing, DTC’s records or any participant’s records relating to book-entry Notes. Citigroup Funding, Citigroup, the trustee and all of their agents also will not be responsible or liable for payments made on account of the book-entry Notes. Citigroup Funding, Citigroup, the trustee and any paying agent, transfer agent or registrar may treat DTC as the absolute owner of the Notes for all purposes.

Citigroup Funding will make all distributions of principal and interest on the Notes to DTC. Citigroup Funding will send all required reports and notices solely to DTC as long as DTC is the registered holder of the Notes. All required notices will be published as described under “— Call Right” above. DTC and its participants are generally required by law to receive and transmit all distributions, notices and directions from Citigroup Funding and the trustee to the beneficial owners through a chain of intermediaries. Purchasers of the Notes will not receive written confirmation from DTC of their purchases. However, beneficial owners of book-entry Notes are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants or indirect participants through which they entered into the transaction.

Similarly, Citigroup Funding and the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of Notes under the indenture, each person owning a beneficial interest in the Notes must rely on the procedures of DTC and, in some cases, Clearstream or Euroclear. If the beneficial owner is not a participant in the applicable system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised Citigroup Funding that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions DTC takes at the direction of other participants and beneficial owners.

Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

Book-entry Notes may be more difficult to pledge because of the lack of a physical note. Beneficial owners may experience delays in receiving distributions on their Notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner’s account.

For background information on DTC, please refer to “Description of the Notes — Book-Entry System” in the prospectus supplement and “Book-Entry Procedures and Settlement” in the prospectus.

Clearstream

Clearstream International was incorporated as a limited liability company under Luxembourg law.

Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Euroclear Bank S.A./ N.V., the operator of the Euroclear System, to facilitate settlement of trades between Clearstream and Euroclear.

As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks. Clearstream customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

Distributions with respect to the Notes held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

The Euroclear System

The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Euros. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

The Euroclear System is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the “Cooperative”). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

•	transfers of securities and cash within the Euroclear System;

•	withdrawal of securities and cash from the Euroclear System and

•	receipts of payments with respect to securities in the Euroclear System.

All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator and by Euroclear.

The foregoing information about DTC, Clearstream and Euroclear has been provided by each of them for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way, in accordance with DTC’s rules, and will be settled in immediately available funds using DTC’s same-day funds settlement system. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way, in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, and will be settled using the procedures applicable to conventional eurobonds in immediate available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected through DTC, in accordance with DTC’s rules, on behalf of the relevant European international clearing system by the U.S. depositaries. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in this system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to DTC.

Because of time-zone differences, credits of Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. These credits or any transactions in such Notes settled during such processing will be reported to the relevant Euroclear or Clearstream participants on that business day. Cash received in Clearstream or Euroclear as a result of sales of Notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time.

Distributions on Book-Entry Notes

Citigroup Funding will make all distributions of principal and interest on book-entry Notes to DTC. Upon receipt of any payment of principal or interest, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts in proportion to the participants’ respective beneficial interests in the principal amount of the global note as shown on the records of DTC.

Payments by participants to beneficial owners of book-entry Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

Distributions on book-entry Notes held beneficially through Clearstream will be credited to Clearstream participants, in accordance with Clearstream’s rules and procedures, to the extent received by its U.S. depositary.

Distributions on book-entry Notes held beneficially through Euroclear will be credited to Euroclear participants, in accordance with the Euroclear Terms and Conditions, to the extent received by its U.S. depositary.

Default Interest Rate

In case of default in payment at maturity of the Notes or on any Interest Payment Date, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date or relevant Interest Payment Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 am (London time) on the first Business Day following such default in payment. Such rate shall be determined by the calculation agent. If default interest is required to be calculated for a period of less than one year, it will be calculated on the basis of the actual number of days elapsed and a 360-day year consisting of twelve 30-day months.

Paying Agent, Trustee and CUSIP/ISIN

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The Notes have been accepted for clearance through Euroclear and Clearstream and have been assigned International Security Identification Number (ISIN)      and CUSIP No.     .

Calculation Agent

The calculation agent for the Notes will be Citibank, N.A. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citibank, N.A. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

HISTORICAL DATA ON THREE-MONTH U.S. DOLLAR LIBOR

Three-month U.S. dollar LIBOR is a daily reference rate based on the interest rates in the London interbank money market. The following table sets forth, for each of the periods indicated, the high and the low level of three-month U.S. dollar LIBOR, as reported on Bloomberg (ticker=US0003M index). The historical performance of three-month U.S. dollar LIBOR should not be taken as an indication of the future performance of three-month U.S. dollar LIBOR during the term of the Notes.

	High	Low
2000
Quarter
First	6.29000	6.02625
Second	6.86875	6.27125
Third	6.81500	6.65313
Fourth	6.80438	6.39875
2001
Quarter
First	6.37125	4.85625
Second	4.84625	3.70000
Third	3.83000	2.59000
Fourth	2.60000	1.86313
2002
Quarter
First	2.04750	1.71563
Second	2.04000	1.85500
Third	1.86000	1.73313
Fourth	1.84000	1.38000
2003
Quarter
First	1.39000	1.23000
Second	1.32938	1.00000
Third	1.16000	1.10000
Fourth	1.18000	1.15000
2004
Quarter
First	1.15000	1.11000
Second	1.61000	1.11000
Third	2.02000	1.57750
Fourth	2.56438	2.02750
2005
Quarter
First	3.12000	2.57000
Second	3.51625	3.12000
Third	4.06500	3.52875
Fourth	4.53625	4.07688
2006
Quarter
First (through January 26, 2006)	4.66000	4.54063

The three-month U.S. dollar LIBOR rate appearing on Telerate 3750 at 11:00 a.m. (London time) on January 26, 2006, was 4.66000.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain material U.S. federal income tax considerations material to the purchase, ownership and disposition of the Notes. Unless otherwise specifically indicated herein, this summary addresses the tax consequences only to a person that is a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

U.S. Holders

Payments of Interest.     Payments of stated interest on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of tax accounting).

Purchase, Sale and Retirement of Notes.    Upon the sale, exchange or retirement (including an exercise of our call right) of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (less any accrued stated interest, which will be taxable as such) and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the Internal Revenue Service (“IRS”) relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-U.S. Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on interest payments on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S.

Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R. 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, “ERISA-Type Plans”); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan’s decision to purchase, hold or dispose of the Notes. The disclosure in this section replaces the disclosure contained in the section “ERISA Matters” in the accompanying prospectus supplement.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series A

$

Callable Range Accrual Notes

Due February     , 2011

($1,000 Principal Amount per Note)

Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing  Supplement

February     , 2006

(Including Prospectus Supplement dated

June 1, 2005 and Prospectus dated

May 3, 2005)

Citigroup